Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES

The following summary description of the Common Stock (as defined below) of Cyteir Therapeutics, Inc. (the “Corporation”), is based on the provisions of the Corporation’s sixth amended and restated certificate of incorporation (the “Restated Certificate”) and second amended and restated by-laws (the “Amended and Restated Bylaws”) and the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”). This information is not complete and is qualified by reference to the provisions of the Restated Certificate, the Amended and Restated Bylaws, and the DGCL. The Restated Certificate and Amended and Restated Bylaws are filed as exhibits to the Annual Report on Form 10-K to which this Description of Securities is an exhibit.

General

Our authorized capital stock will consist of 320,000,000 shares, par value of $0.001 per share, of which 280,000,000 shares are designated as common stock and 40,000,000 shares are designated as preferred stock. The common stock is registered under Section 12 of the Securities Exchange Act of 1934, as amended, and listed on the Nasdaq Global Select Market under the symbol “CYT.”

Common stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by votes properly cast “for” such nominee’s election exceeding the votes properly cast “against” such nominee’s election; provided that if the number of persons properly nominated for election to the board of directors at such meeting exceeds the number of directors to be elected at such meeting, then the election of such directors shall be determined by a plurality of the votes cast. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred stock

Our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third-party from seeking to acquire, a majority of our outstanding voting stock. There are no shares of preferred stock outstanding.

Registration rights

The Second Amended And Restated Investors’ Rights Agreement, dated February 5, 2021 (the “Investor Rights Agreement”) grants the parties thereto certain registration rights in respect of the “registrable securities” held by them, which securities include (i) the shares of our common stock issuable or issued upon conversion of our preferred stock; (ii) any common stock held by investors party to the Investor Rights Agreement at the time of our initial public offering; (iii) any common stock issued or issuable, directly or indirectly, upon conversion and/or exercise of any of our other securities held by the investors party to the Investor Rights Agreement at the time of our initial public offering; and (iv) any common stock issued as, or issuable upon the conversion or exercise of any warrant, right or other security that is issued as, a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clauses (i), (ii) and (iii) above. The registration of shares of our common stock pursuant to the exercise of these registration rights would enable the holders thereof to sell such shares without restriction under the Securities Act when the applicable registration statement is declared effective. Under the Investor Rights Agreement, we will pay all expenses relating to such registrations, including the fees of one counsel for the participating holders, and the holders will pay all underwriting discounts and commissions relating to the sale of their shares. The Investor Rights Agreement also includes customary indemnification and procedural terms.

These registration rights will expire on the earlier of (i) immediately before the closing of a deemed liquidation event, as defined in the Investor Rights Agreement; (ii) such time after this offering as SEC Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such holder’s shares without limitation during a three-month period without registration; and (iii) the fifth anniversary of our initial public offering.

Demand registration rights

The holders of not less than a majority of the registrable securities outstanding may request that we file a registration statement on Form S-1 with respect to at least forty percent (40%) of the registrable securities then outstanding or a lesser percent if the anticipated aggregate offering price, net of expenses, would exceed $15.0 million.

Once we are eligible to use a registration statement on Form S-3, the holders of not less than thirty percent (30%) of the registrable securities then outstanding may request that we file a registration statement on Form S-3 with respect to such registrable securities then outstanding, if the aggregate offering price of the registrable securities requested to be registered would exceed $2.0 million, net of expenses.

Piggyback Registration Rights

In the event that we propose to register (including, for this purpose, a registration effected by us for stockholders other than the stockholders party to the Investor Rights Agreement) any of our common stock under the Securities Act in connection with the public offering of such securities solely for cash, the stockholders party to the Investor Rights Agreement will be entitled to certain “piggyback” registration rights allowing them to include their registrable securities in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act other than with respect to a demand registration or a registration statement on Form S-4 or S-8, these holders will be entitled to notice of the registration and will have the right to include their registrable securities in the registration subject to certain limitations.

Anti-takeover effects of our certificate of incorporation and our by-laws

Our certificate of incorporation and by-laws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors but which may have the effect of delaying, deferring or preventing a future takeover or change in control of us unless such takeover or change in control is approved by our board of directors.

These provisions include:

Classified board. Our certificate of incorporation provides that our board of directors is divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors is elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Our certificate of incorporation also provides that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors is fixed exclusively pursuant to a resolution adopted by our board of directors.

Action by written consent; special meetings of stockholders. Our certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our certificate of incorporation and the by-laws also provides that, except as otherwise required by law, special meetings of the stockholders can only be called pursuant to a resolution adopted by a majority of our board of directors. Except as described above, stockholders are not permitted to call a special meeting or to require our board of directors to call a special meeting.

Removal of directors. Our certificate of incorporation provides that our directors may be removed only for cause by the affirmative vote of at least 75% of the voting power of our outstanding shares of capital stock, voting together as a single class. This requirement of a supermajority vote to remove directors could enable a minority of our stockholders to prevent a change in the composition of our board.

Advance notice procedures. Our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting are only able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the by-laws do not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Supermajority approval requirements. The DGCL generally provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless either a corporation’s certificate of incorporation or by-laws requires a greater percentage. Our certificate of incorporation and by-laws provides that the affirmative vote of holders of at least 75% of the total votes eligible to be cast in the election of directors is required to amend, alter, change or repeal specified provisions. This requirement of a supermajority vote to approve amendments to our certificate of incorporation and by-laws could enable a minority of our stockholders to exercise veto power over any such amendments.

Authorized but unissued shares. Our authorized but unissued shares of common stock and preferred stock is available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Exclusive forum. Our amended and restated certificate of incorporation provides that, subject to limited exceptions, the state or federal courts within the State of Delaware will be exclusive forums for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim against us arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated by-laws, (4) any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws or (5) any other action asserting a claim against us that is governed by the internal affairs doctrine; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or to any claim for which the federal courts have exclusive jurisdiction. Our amended and restated certificate of incorporation also provides that, unless we consent in writing to the selection of an alternative forum, the U.S. federal district courts shall be the exclusive forum for the resolution of any claims arising under the Securities Act. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware and certain federal securities law, these provisions may have the effect of discouraging lawsuits against our directors and officers.

Section 203 of the DGCL

We are subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.

Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions: before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or at or after the time the stockholder became interested, the business combination was approved by our board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Transfer agent and registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.